SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GIVEN IMAGING LTD.
(Name of Subject Company (Issuer))

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.05 PER SHARE
(Title of Class of Securities)

M52020100
(CUSIP Number of Class of Securities)

Donna Gershowitz, Adv.
Elron Electronic Industries Ltd.
3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv 67023, Israel
Telephone: (972) 3-607-5555
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Telephone: (212) 715-9100	Eytan Greenberg, Adv. Dr. Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center (Round Building) Tel Aviv 67021, Israel Telephone: (972)-3-607-4444
CALCULATION OF FILING FEE
Transaction Valuation* $24,192,065	Amount of Filing Fee** $950.75

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 1,462,640 ordinary shares of Given Imaging Ltd. at a purchase price of $16.54 cash per share.
**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: None. Form or Registration No.: Not Applicable.	Filing Party: Not Applicable. Date Filed: Not Applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Elron Electronic Industries Ltd., an Israeli company (“Elron”), and relates to the offer by Elron to purchase 1,462,640 outstanding ordinary shares, nominal (par) value NIS 0.05 per share (the “Shares”), of Given Imaging Ltd. (“Given Imaging”), at $16.54 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 16, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in Section 8 (“Information Concerning Given Imaging”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under “Introduction,” Section 6 (“Price Range of the Shares Etc.”) and Section 8 (“Information Concerning Given Imaging”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction,” Section 9 (“Information Concerning Elron”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet;”

•	“Introduction;”

•	“Background to the Offer;”

•	Section 1 (“Terms of the Offer; Proration; Expiration Date”);

•	Section 2 (“Acceptance for Payment and Payment”);

•	Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Considerations”);

•	Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 10 (“Sources and Amount of Funds”);

•	Section 11 (“Conditions to the Offer”);

•	Section 12 (“Legal Matters and Regulatory Approvals”); and

•	Section 14 (“Miscellaneous”).

The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer—Related Party Transactions,” Section 9 (“Information Concerning Elron”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer—Background” and “Background to the Offer—Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “Background to the Offer—Plans for Given Imaging after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning Elron”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer—Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer—Beneficial Ownership of Shares,” “Background to the Offer—Related Party Transactions,” Section 9 (“Information Concerning Elron”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Financial and pro forma information with respect to Elron has not been included in this Schedule TO because Elron believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. Elron believes that its financial condition is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) Elron has sufficient sources of cash, including credit lines, to purchase the Shares and, as described in the Offer to Purchase, (A) the Israeli Depositary has agreed to guarantee Elron’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, Elron has engaged the Israeli Depositary to act as an escrow agent and, if requested by the Israeli Depositary, will deposit cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that Elron is offering to purchase in the Offer. In addition, while the financial condition of a bidder may be material when a bidder seeks through a tender offer to acquire a significant equity stake in order to influence the management and affairs of the target (in which case shareholders of the target may need financial information for the prospective controlling shareholder to decide whether to tender in the offer or remain a continuing shareholder in the target company with a dominant or controlling shareholder), Elron believes that its financial condition is not material to holders of Shares because Elron’s significant existing equity stake means that the foregoing consequences will not occur as a result of the Offer in that they already exist. As described in the Offer to Purchase, Elron, together with its affiliates, already exerts substantial influence over Given Imaging and Given Imaging shareholders have had a prior opportunity to become familiar with Elron in light of its significant existing shareholdings. Moreover, Elron believes that there will be little substantive effect, if any, on such influence as a result of its increasing its ownership, taken together with the ownership of its affiliates, from 43.5% to 48.5%, with the only practical effects being (besides Elron and its affiliates having a larger investment in Given Imaging) that (i) Elron and its affiliates will no longer be subject to the special tender offer requirements in Israel (as described in the Offer to Purchase)

having crossed the 45% threshold and (ii) if Elron, together with its affiliates, increases its ownership from 43.5% to 48.5%, it will almost have sufficient voting power to guarantee the outcome of resolutions submitted to the shareholders of Given Imaging. In this regard, Elron notes that under the provisions of the Israeli Companies Law, (i) special disinterested shareholder approval requirements apply to transactions between Elron (or its affiliates) and Given Imaging or transactions of Given Imaging in which Elron (or its affiliates) has an interest (other than solely through Elron’s ownership of Given Imaging shares), where such transactions are material to Given Imaging, or not in its ordinary course of business or not on market terms, thus ensuring that Elron or its affiliates will not be able to use a near majority voting position to effectively approve transactions in which it or its affiliates have an interest by vote of Elron and its affiliates alone and (ii) the voting requirements for resolutions in shareholder meetings are measured off of a percentage of votes cast.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Background to the Offer”—“Interest of Persons in the Offer,” “Background to the Offer”—“Related Party Transactions,” Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning Elron”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. Elron is not aware of any pending material legal proceedings relating to the Offer.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On May 16, 2008, Elron issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 16, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(F)	Notice of Objection.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by Elron on May 16, 2008.
(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on May 16, 2008.*
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on May 16, 2008.*
(b)	Not applicable.
(d)	Document Setting Forth Terms of Registration Rights Agreement dated July 18, 2007
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELRON ELECTRONIC INDUSTRIES LTD.
By: /s/ Doron Birger	By: /s/ Rinat Remler

Name: Doron Birger Title: President & Chief Executive Officer	Name: Rinat Remler Title: Vice President & Chief Financial Officer

Dated: May 16, 2008

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 16, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(F)	Notice of Objection.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by Elron on May 16, 2008.
(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on May 16, 2008.*
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on May 16, 2008.*
(b)	Not applicable.
(d)	Document Setting Forth Terms of Registration Rights Agreement dated July 18, 2007
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew